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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   FORM 8-A/A

                                 Amendment No. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Curtiss-Wright Corporation
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Delaware                           1-134                     13-0612970
             --------                           -----                     ----------
  (State or Other Jurisdiction of         (Commission File              (IRS Employer
          Incorporation)                       Number)               Identification No.)

         1200 Wall Street West
         Lyndhurst, New Jersey                                                  07071
------------------------------------------------------              -----------------------------
       (Address of principal executive offices)                              (Zip Code)



        Securities to be registered pursuant to Section 12(b) of the Act:


        Title of each class to be                                      Name of each exchange on which each class
        --------------------------                                     -----------------------------------------
        so registered                                                  is to be registered
        -------------                                                  -------------------
Series A Participating Preferred Stock                                   New York Stock Exchange
Purchase Rights
Series B Participating Preferred Stock                                   New York Stock Exchange
Purchase Rights


        Securities to be registered pursuant to Section 12(g) of the Act:

                                     (None)







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Item 1.  Description of Registrant's Securities to Be Registered

                  On November 6, 2000, the Board of Directors of Curtiss-Wright Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Class A Right") for each outstanding share of Common Stock, par value $1 per share, of the Company (the "Common Stock") payable to stockholders of record on November 21, 2000 (the "Record Date"), each Class A Right entitling the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $1 per share (as amended pursuant to the Amended and Restated Rights Agreement (as defined below) the "Series A Preferred Stock") of the Company at a price of $235 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment. The description and terms of the Class A Rights are set forth in the Amended and Restated Rights Agreement, dated as of November 6, 2000, as amended and restated as of November 20, 2001, and as amended from time to time (the "Amended and Restated Rights Agreement"), between the Company and Mellon Investor Services LLC, a New Jersey limited liability company (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the "Rights Agent").

                  On August 17, 2001, the Company entered into a Second Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), among the Company, Unitrin, Inc., a Delaware corporation, and CW Disposition Company, a Delaware corporation ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger") upon the filing of a certificate of merger relating to the Merger with the Secretary of State of the State of Delaware (the "Effective Time") upon the terms and subject to the conditions set forth in the Merger Agreement and as of the Effective Time all the issued and outstanding shares of Common Stock, par value $.01 per share, of Merger Sub shall be converted into shares of a new Class B Common Stock, par value $1 per share, of the Company (the "Class B Common Stock," and, together with the Common Stock, the "Company Common Stock").

                  In connection with the issuance as of the Effective Time of the Class B Common Stock, on November 20, 2001, the Board of Directors of the Company authorized the issuance, as of the Effective Time, of one preferred stock purchase right (a "Class B Right" and, collectively with the Class A Rights, the "Rights") with each share of Class B Common Stock of the Company issued in the Merger, each Class B Right entitling the registered holder to purchase from the Company one one-thousandth of a share of Series B Participating Preferred Stock, par value $.01 per share (the "Series B Preferred Stock" and, collectively with the Series A Preferred Stock, the "Preferred Stock") of the Company at a price of $235 per one one-thousandth of a share of Series B Preferred Stock (the price per one one thousandth of a share of each of the Series A Preferred Stock and the Series B Preferred Stock, as applicable, the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement.

                  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of (a) shares of Company Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of the Company Common Stock then outstanding (or, if such Person is an Institutional Investor (as defined below), shares of Company Common Stock representing,

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in the aggregate, 18.5% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of the Company Common Stock then outstanding) or (b) 12.5% or more of the shares of Class B Common Stock then outstanding (or, if such Person is an Institutional Investor, 17.5% or more of the shares of Class B Common Stock then outstanding) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of (a) shares of Company Common Stock representing, in the aggregate, 15% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of the Company Common Stock then outstanding (or, if such Person is an Institutional Investor, shares of Company Common Stock representing, in the aggregate, 18.5% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of the Company Common Stock then outstanding) or (b) 12.5% or more of the shares of Class B Common Stock then outstanding (or, if such Person is an Institutional Investor, 17.5% or more of the shares of Class B Common Stock then outstanding) (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, (x) with respect to any of the shares of Common Stock represented by certificates for Common Stock or shares of Common Stock represented by ownership statements issued with respect to uncertificated shares of Common Stock ("Common Stock Ownership Statements") outstanding as of the Record Date, by such Common Stock certificate or Common Stock Ownership
Statement together with a copy of the summary of rights disseminated in connection with the original dividend of the Rights, (y) with respect to any of the shares of Common Stock represented by certificates for Common Stock or Common Stock Ownership Statements that are issued after the Record Date but prior to the Distribution Date (or earlier redemption or expiration of the Rights), by such certificate or Common Stock Ownership Statement which shall have impressed, printed thereon, written thereon or otherwise affixed thereto the legend set forth in the Amended and Restated Rights Agreement with respect to certificates or Common Stock Ownership Statements issued for Common Stock after the Record Date but prior to the Distribution Date (or earlier redemption or expiration of Rights) and (z) with respect to any of the shares of Class B Common Stock represented by certificates for Class B Common Stock or shares of Class B Common Stock represented by ownership statements issued with respect to uncertificated shares of Class B Common Stock ("Class B Ownership Statements") issued at or after the Effective Time, by such certificate or Class B Ownership Statements which shall have impressed thereon, printed thereon, written thereon or otherwise affixed thereto the legend set forth in the Amended and Restated Rights Agreement with respect to certificates or Class B Ownership Statements issued for Class B Common Stock at or after the Effective Time but prior to the Distribution Date (or earlier redemption or expiration of Rights).


                  "Institutional Investor" shall mean a Person who (I) is the Beneficial Owner of Company Common Stock and either (a) has a Schedule 13G on file with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to such holdings, or (b) has a Schedule 13D on file with the Securities and Exchange Commission and either has stated in its filing that it has no plan or proposal that relates to or would result in any of the actions or events set forth in Item 4 of Schedule 13D or otherwise has no intent to seek control of the Company or has certified to the Company that it has no such plan, proposal or intent (other than by voting the shares of Company Common Stock over which such

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Person has voting power) and (II) (w) is principally engaged in the business of managing investment funds for unaffiliated securities investors and, as part of such Person's duties as agent for fully managed accounts, holds or exercises voting or dispositive power over shares of Company Common Stock, (x) acquires Beneficial Ownership of shares of Company Common Stock pursuant to trading activities undertaken in the ordinary course of such Person's business and not with the purpose nor the effect, either alone or in concert with any Person, of exercising the power to direct or cause the direction of the management and policies of the Company or of otherwise changing or influencing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Exchange Act, (y) in the case of clause (a), only, is a Person included in Rule 13d-1(b)(ii) of the Exchange Act, such Person is not obligated to, and does not, file a Schedule 13D with respect to the securities of the Company and (z) in the case of clause (b), only, does not amend either its
Schedule 13D on file or its certification to the Company in a manner inconsistent with its representation that it has no plan or proposal that relates to or would result in any of the actions or events set forth in Item 4 of Schedule 13D or otherwise has no intent to seek control of the Company (other than by voting the shares of Company Common Stock over which such Person has voting power).


                  The Amended and Restated Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Company Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Company Common Stock certificates or Ownership Statements issued upon transfer or new issuances of Company Common Stock will contain a notation incorporating the Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Company Common Stock, or the transfer of any shares of Company Common Stock represented by an Ownership Certificate, will also, except as otherwise provided, constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or Ownership Statement. As soon as practicable following the Distribution Date, separate certificates evidencing the Class A Rights (the "Class A Right Certificates") and Class B Rights (the "Class B Right Certificates") will be mailed to holders of record of the Common Stock and the Class B Common Stock, respectively, as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.


                  The Rights are not exercisable until the Distribution Date. The Rights will expire no later than November 6, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.


                  The applicable Purchase Price payable, and the number of shares of the applicable series of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the applicable series of Preferred Stock, (ii) upon the grant to holders of the applicable series of Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the applicable series of Preferred Stock or (iii) upon the distribution to holders of the applicable series of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends


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payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).


                  The number of outstanding Rights are also subject to adjustment in the event of a stock split of the applicable class of Company Common Stock or a stock dividend on the applicable class of Company Common Stock payable in shares of such class of Company Common Stock or subdivisions, consolidations or combinations of the applicable class of Company Common Stock occurring, in any such case, prior to the Distribution Date.


                  Shares of the applicable series of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of the applicable series of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of the applicable class of Company Common Stock. In the event of liquidation, the holders of the applicable series of Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of (i) $1,000 per share (plus any accrued but unpaid dividends) and (ii) an aggregate payment of 1,000 times the payment made per share of the applicable class of Company Common Stock. Each share of the applicable series of Preferred Stock will have 1,000 times the number of votes each share of the applicable class of Company Common Stock has on matters such class is entitled to vote on, which shall be voted together with the applicable class of Company Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of the applicable class of Company Common Stock are converted or exchanged, each share of the applicable series of Preferred Stock will be entitled to receive 1,000 times the amount received per share of the applicable class of Company Common Stock. These rights are protected by customary antidilution provisions.


                  Because of the nature of the applicable series of Preferred Stock's dividend and liquidation rights, the value of the one one-thousandth interest in a share of the applicable series of Preferred Stock purchasable upon exercise of each Class A Right and Class B Right, respectively, should approximate the value of one share of Common Stock and Class B Common Stock, respectively.


                  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person or any affiliate or associate of the Acquiring Person or certain other transferees (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock (in the case of a Class A Right) or Class B Common Stock (in the case of a Class B Right), or that number of one one-thousandths of a share of the applicable series of Preferred Stock, having a market value of two times the exercise price of the Right.


                  In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person or any affiliate or associate of the Acquiring Person or certain other transferees which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the

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Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.


                  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Class B Common Stock, the acquisition by such person or group of shares of Company Common Stock representing, in the aggregate, 50% or more of the total number of votes entitled to be cast generally (other than in an election of directors) by the holders of the Company Common Stock then outstanding or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (in the case of a Class A Right) or Class B Common Stock (in the case of a Class B Right), or one one-thousandth of a share of the applicable series of Preferred Stock, per Class A Right or Class B Right, as the case may be (subject to adjustment).


                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.


                  At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.


                  For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.


                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.



Item 2.  Exhibits.
         --------

         4. Amended and Restated Rights Agreement, dated as of November 6, 2000, as amended and restated as of November 20, 2001, between the Company and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, which includes the form of Certificate of Designations with respect to the Series A Participating Preferred Stock as Exhibit A-1, the form of Certificate of Designations with respect to the Series B Participating Preferred

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                  Stock as Exhibit A-2, the form of Class A Right Certificate as
                  Exhibit B-1 and the form of Class B Right Certificate as Exhibit B-2.





                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     CURTISS-WRIGHT CORPORATION

DATED: November 20, 2001             By: /s/ Michael J. Denton
                                         --------------------------
                                          Name:  Michael J. Denton
                                          Title: General Counsel and Secretary




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Exhibit Index
-------------


Exhibit         Description
-------         -----------
4.              Amended and Restated Rights Agreement, dated as of November 6,
                2000, as amended and restated as of November 20, 2001, between the Company and Mellon Investor Services LLC (f/k/a ChaseMellon
                Shareholder Services, L.L.C.), as Rights Agent, which includes the form of Certificates of Designations with respect to the
                Series A Participating Preferred Stock as Exhibit A-1, the form of Certificate of Designations with respect to the Series B
                Participating Preferred Stock as Exhibit A-2, the form of Class
                A Right Certificate as Exhibit B-1 and the form of Class B Right
                Certificate as Exhibit B-2.










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